UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of November 2022

333-206723

(Commission File Number)

P.V. NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Compensation Terms of CEO

On July 19, 2022, P.V. Nano Cell Ltd. (the “Company”) announced the appointment of Mr. Avi Magid as the Company’s Chief Executive Officer.

In connection with being named as the Company’s Chief Executive Officer, on November 7, 2022 the Company and Mr. Magid executed an employment agreement with the Company which continues in effect through the close of business on the day on which the Company’s 2022 annual general meeting (the “AGM”) is held, which AGM is planned to be held before December 31, 2022. Either party may terminate the employment agreement at any time upon one month’s prior notice. Under the employment agreement is paid a gross monthly salary in such mount as shall be consistent with an aggregate monthly cost to the Company of NIS 60,000 (which is equivalent to $17,467 based on the exchange rate in effect as of November 15, 2022), retroactive to August 1, 2022, his employment start date. Mr. Magid was also awarded options under the Company’s employee stock option plan for 2,400,000 ordinary shares, NIS 0.01 par value  of the Company (the “Ordinary Shares”), exercisable at a per share exercise price of $0.07 and scheduled to vest as follows: one third (1/3) on August 1, 2023, the first anniversary of the employment start date, and the balance thereafter in equal monthly instalments at the end of each month, subject to his continued employment with the Company; provided, that the option grant is subject to the approval and ratification by the Company’s AGM.  Under the Agreement, Mr. Magid is also entitled to the following: (i) Manager’s Insurance under Israeli law to which the Company contributes amounts equal to (a) 8.33% for severance payments, and 6.5%, or up to 7.5% (including disability insurance) designated for premium payment (and Mr. Magid contributes an additional 6%) of each monthly salary payment, and (b) 7.5% of his salary (with Mr. Magid contributing an additional 2.5%) to an education fund, a form of deferred compensation program established under Israeli law. The employment agreement contains (i) customary confidentiality obligations which are not limited by the term of the agreement, (ii) certain non-compete provisions during the term of the agreement and twelve (12) months thereafter and (iii) certain non-solicitation provisions during the term of the agreement and for one year thereafter.

Mr. Magid’s employment terms going forward beyond the AGM will be presented to the Company’s shareholders at the AGM for their approval.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2022	P.V NANO CELL LTD.

	By:	/s/ Dov Farkash
		Name:	Dov Farkash
		Title:	Chairperson

2